

February 24, 2012

<u>Via Facsimile</u>
Ronald L. Dissinger
Chief Financial Officer
Kellogg Company
One Kellogg Square, P.O. Box 3599
Battle Creek, Michigan 49016

  Re: **Kellogg Company**
     Form 10-K for Fiscal Year Ended January 1, 2011
     Filed February 25, 2011
     File No. 001-04171

Dear Mr. Dissinger:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Brad Skinner

     Brad Skinner
     Senior Assistant Chief Accountant